UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

EMERGING MARKETS HORIZON CORP.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G3033X 105**
(CUSIP Number)

Jonathan Neill
8th Floor, Berkeley Square House
Berkeley Square
London, W1J 6DB
United Kingdom
+44 20 7647 9100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Issuer’s Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”). CUSIP number G3033X 105 has been assigned to the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), which are quoted on NASDAQ Stock Market under the symbol “HORI.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: G3033X 105
1	NAMES OF REPORTING PERSONS
NEW EMERGING MARKETS HORIZON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,150,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,150,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,150,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.89% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)
See Item 5 below. This figure includes 7,150,000 Class B Ordinary Shares, which will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination or earlier as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-258393). This figure excludes 9,000,000 Class A Ordinary Shares underlying Private Placement Warrants (as defined below) that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

CUSIP No.: G3033X 105
1	NAMES OF REPORTING PERSONS
FPP CAPITAL ADVISERS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,150,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,150,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,150,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.89% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Exempted Company)

(1)
See Item 5 below. This figure includes 7,150,000 Class B Ordinary Shares, which will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination or earlier as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-258393). This figure excludes 9,000,000 Class A Ordinary Shares underlying Private Placement Warrants (as defined below) that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) of Emerging Markets Horizon Corp. (the “Issuer”), whose principal executive offices are located at 8th Floor, Berkeley Square House, Berkeley Square, London, W1J 6DB United Kingdom.

Item 2.	Identity and Background

(a) This Schedule 13D is filed on behalf of New Emerging Markets Horizon (the “Sponsor”) and FPP Capital Advisers, the managing member of the Sponsor (collectively, the “Reporting Persons”).

The Sponsor directly holds the securities of the Issuer that are reported herein. FPP Capital Advisers serves as the sole managing member of the Sponsor and may therefore be deemed to be the beneficial owner of the securities held by the Sponsor and to have shared voting and dispositive control over such securities. Riccardo Orcel holds a 19.99% non-voting membership interest in the Sponsor and does not possess the ability to control the voting or investment decisions made by the Sponsor. No single entity or individual possesses the ability to control the voting or investment decisions made by FPP Capital Advisers. The Reporting Persons are filing this statement jointly, in accordance with Rule 13d-1(k) under the Act.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of the Sponsor is 8th Floor, Berkeley Square House, Berkeley Square, London, W1J 6DB United Kingdom. The business address of FPP Capital Advisers is 8th Floor, Berkeley Square House, Berkeley Square, London, W1J 6DB United Kingdom.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal business of FPP Capital Advisers is to engage in private equity and special situation balance sheet investments.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a limited liability company formed under the laws of the Cayman Islands. FPP Capital Advisers is a Cayman Islands exempted company formed under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration

The responses to Item 4 and Item 6 of this Schedule 13D are incorporated by reference herein.

On June 8, 2022, EM Horizon Investments, the former sponsor of the Issuer (the “Former Sponsor”), transferred its 7,150,000 Class B Ordinary Shares (as defined below) and 9,000,000 Private Placement Warrants (as defined below) to the Sponsor for no consideration.

Item 4.	Purpose of Transaction

In connection with the incorporation of the Issuer, on May 11, 2021, the Former Sponsor subscribed for 7,187,500 Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), for a total consideration of $25,000. In connection with the Issuer’s initial public offering (the “IPO”), on December 13, 2021, the Former Sponsor transferred 12,500 Class B Ordinary Shares to each of the Issuer’s independent directors, for an aggregate of 37,500 Class B Ordinary Shares. Simultaneously with the closing of the IPO, the Former Sponsor purchased 9,000,000 private placement warrants of the Issuer, each exercisable to purchase one Class A Ordinary Share, subject to adjustment, at a price of $1.50 per warrant (“Private Placement Warrants”) for a total consideration of $13,500,000. The Former Sponsor used its working capital to acquire the Class B Ordinary Shares and Private Placement Warrants.

On June 8, 2022, the Sponsor entered into a share and warrant transfer agreement with the Former Sponsor, the Issuer and certain securityholders of the Issuer named therein (the “Share and Warrant Transfer Agreement”), pursuant to which the Former Sponsor transferred its remaining 7,150,000 Class B Ordinary Shares and its 9,000,000 Private Placement Warrants to the Sponsor. As of the date of the Share and Warrant Transfer Agreement, the Former Sponsor was managed and controlled solely by FPP Capital Advisers, with Riccardo Orcel as a non-controlling member with no voting or dispositive control over any of the Issuer’s securities held by the Former Sponsor.

Concurrently with the entry into the Share and Warrant Transfer Agreement, the Sponsor entered into a novation and amendment agreement with the Former Sponsor, the Issuer and certain securityholders of the Issuer named therein (the “Novation and Amendment Agreement”), pursuant to which the Former Sponsor transferred all of its rights and obligations under each of the agreements set forth therein to the Sponsor. Upon effectiveness of the transactions contemplated by the Share and Warrant Transfer Agreement and the Novation and Amendment Agreement, on June 8, 2022, the Sponsor replaced the Former Sponsor as the sponsor of the Issuer.

The Class B Ordinary Shares and Private Placement Warrants owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of securities of the Issuer from time to time and, subject to certain restrictions, may dispose of any or all of the securities of the Issuer held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, the Class B Ordinary Shares and the Private Placement Warrants are subject to certain lock-up restrictions as further described in Item 6 below.

Except as reported herein, the Sponsor has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4 of Schedule 13D, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities. Pursuant to certain agreements as further described in Item 6 below, the Sponsor has agreed (A) to vote its shares in favor of any proposed business combination the Issuer seeks shareholder approval of and (B) not to redeem any shares in connection with a shareholder vote to approve a proposed initial business combination.

The foregoing summaries of each of the Share and Warrant Transfer Agreement and the Novation and Amendment Agreement are qualified in their entirety by reference to the full text of such agreements, which are incorporated by reference herein and attached hereto as Exhibits 10.1 and 10.2, respectively.

Item 5.	Interest in Securities of the Issuer

(a) Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons may be deemed to beneficially own 7,150,000 Class B Ordinary Shares, representing 19.89% of the total of the Issuer’s issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares of the Issuer at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-258393). This amount excludes the 9,000,000 Class A Ordinary Shares underlying the Private Placement Warrants that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

The foregoing beneficial ownership percentage is based on a total of 35,937,500 Ordinary Shares currently outstanding, which is the sum of (i) 28,750,000 Class A Ordinary Shares and (ii) 7,187,500 Class B Ordinary Shares. The Class B Ordinary Shares include the 7,150,00 Class B Ordinary Shares held by the Sponsor and an additional 37,500 Class B Ordinary Shares held in aggregate by the independent directors of the Issuer.

(b) Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons have shared voting power and shared dispositive power with regard to the 7,150,000 Class B Ordinary Shares reported in this Schedule 13D.

(c) None of the Reporting Persons has effected any transaction in the Ordinary Shares during the past sixty days, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Registration and Shareholder Rights Agreement

On December 8, 2021, in connection with the IPO, the Issuer, the Former Sponsor and certain other securityholders of the Issuer named therein entered into a registration and shareholder rights agreement (the “Registration and Shareholder Rights Agreement”). The Registration and Shareholder Rights Agreement provides for customary  demand and piggy-back registration rights for the Sponsor, and customary piggy-back registration rights for such other securityholders, certain transfer restrictions applicable to the Sponsor with respect to the Issuer’s securities as well as, upon and following consummation of the Issuer’s initial business combination, the right of the Former Sponsor to nominate three individuals for election to the Issuer’s board of directors. Pursuant to the Novation and Amendment Agreement, the Sponsor assumed all of the rights and obligations of the Former Sponsor under the Registration and Shareholder Rights Agreement.

The description of the Registration and Shareholder Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on December 14, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Letter Agreement

On December 8, 2021, in connection with the IPO, the Issuer, the Former Sponsor and certain other parties thereto entered into a letter agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, the Former Sponsor and each officer and director of the Issuer agreed to vote any Ordinary Shares held by it, him or her in favor of the Issuer’s initial business combination; to facilitate the liquidation and winding up of the Issuer if an initial business combination is not consummated within the time period set forth in the Issuer’s amended and restated memorandum and articles of association; to certain transfer restrictions with respect to the Issuer’s securities; and to certain indemnification obligations of the Former Sponsor. The Issuer also agreed not to enter into a definitive agreement regarding an initial business combination without the prior consent of the Former Sponsor. Pursuant to the Novation and Amendment Agreement, the Sponsor assumed all of the rights and obligations of the Former Sponsor under the Letter Agreement.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on December 14, 2021 (and is incorporated by reference herein as Exhibit 10.4).

Securities Assignment Agreements

On December 8, 2021, in connection with the IPO, the Issuer and the Former Sponsor entered into a securities assignment agreement with each of the Issuer’s independent directors (collectively, the “Securities Assignment Agreements” and each, a “Securities Assignment Agreement”). Pursuant to the Securities Assignment Agreements, EM Horizon assigned and transferred 12,500 Class B Ordinary Shares to each of the Issuer’s independent directors and agreed to transfer a further 12,500 Class B Ordinary Shares to each of the Issuer’s independent directors upon the satisfaction of certain conditions set forth therein.

The description of the Securities Assignment Agreements is qualified in its entirety by reference to the form of such agreements, which is incorporated by reference herein and attached hereto as Exhibit 10.5.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibits
10.1	Share and Warrant Transfer Agreement, dated June 8, 2022, by and among the Sponsor, the Former Sponsor, the Issuer and certain securityholders of the Issuer named therein.
10.2	Novation and Amendment Agreement, dated June 8, 2022, by and among the Sponsor, the Former Sponsor, the Issuer and certain securityholders of the Issuer named therein.
10.3
Registration and Shareholder Rights Agreement, dated December 8, 2021, by and among the Issuer, the Former Sponsor and certain other securityholders of the Issuer named therein (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on December 14, 2021).

10.4
Letter Agreement, dated December 8, 2021, by and among the Issuer, the Former Sponsor and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on December 14, 2021).

10.5	Form of Securities Assignment Agreement, dated December 8, 2021, by and among the Issuer, the Former Sponsor and each of the Issuer’s independent directors.
99.1	Joint Filing Agreement, by and between the Sponsor and FPP Capital Advisers.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW EMERGING MARKETS HORIZON

	By:	/s/ Jonathan Neill
	Name:	Jonathan Neill
	Title:	Authorized Signatory

FPP CAPITAL ADVISERS

	By:	/s/ Jonathan Neill
	Name:	Jonathan Neill
	Title:	Authorized Signatory

June 21, 2022